PALATIN TECHNOLOGIES, INC. 4-B CEDAR BROOK DRIVE CEDAR BROOK CORPORATE CENTER CRANBURY, NJ 08512 TEL: 609-495-2200 FAX: 609-495-2201

August 23, 2018

VIA EDGAR

Irene Paik
Division of Corporation Finance, Office of Healthcare & Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Palatin Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-226905)

Dear Ms. Paik:

On behalf of Palatin Technologies, Inc., a Delaware Corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 22, 2018 (the “Staff Letter”), regarding Registration Statement on Form S-3 (the “Registration Statement”), filed by the Company with the Commission on August 17, 2018. For the convenience of the Staff, the comment from the Staff Letter corresponds to the numbered paragraph in the Staff Letter and is restated in italics prior to the response to such comment.

 Registration Statement on Form S-3 filed August 17, 2018
General

1.
We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your Form 10-K for fiscal year ended June 30, 2018 before we will accelerate the effective date of your registration statement. For additional guidance, please refer to Section 1220.3 of the Division's Financial Reporting Manual.

Response:

The Company respectfully advises the Staff that it intends to amend the Registration Statement to include audited financial statements, or will file and incorporate by reference the Company’s Form 10-K for fiscal year ended June 30, 2018, prior to requesting effectiveness of the Registration Statement.

We appreciate the Staff’s comments and request the Staff contact our outside counsel, Faith L. Charles of Thompson Hine LLP, at (212) 908-3905 or the undersigned at (609) 495-2297 with any questions or comments regarding this letter.

Very truly yours, PALATIN TECHNOLOGIES, INC. By: /s/ Stephen A. Slusher Name: Stephen A. Slusher Title: Chief Legal Officer

cc:
Carl Spana, Ph.D., President and Chief Executive Officer, Palatin Technologies, Inc.
Faith Charles, Thompson Hine LLP